Charles Schwab Investment Management, Inc.

211 Main Street, San Francisco, CA 94105

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Schwab Target 2040 Index Fund (one of the portfolios comprising Schwab Capital Trust, hereafter referred to as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 29, 2018, and from February 15, 2018 (date of our last evaluation) through March 29, 2018.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 29, 2018, and from February 15, 2018 through March 29, 2018 with respect to securities reflected in the investment accounts of the Fund.

Schwab Capital Trust

/s/ Marie Chandoha
Marie Chandoha President and Chief Executive Officer

/s/ Mark Fischer
Mark Fischer Treasurer and Chief Financial Officer

July 20, 2018
Date

Report of Independent Accountants

To the Board of Trustees of Schwab Capital Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Schwab Target 2040 Index Fund (one of the portfolios comprising Schwab Capital Trust, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 29, 2018. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 29, 2018, and with respect to agreement of security purchases and sales, for the period from February 15, 2018 (the date of our last examination) through March 29, 2018:

•	Confirmation of Charles Schwab & Co, Inc.’s (“CSC”) omnibus account for the underlying mutual fund investment at March 29, 2018 with the underlying mutual Fund’s transfer agent.

•

Reconciliation of the omnibus account for the underlying mutual fund investment per the books and records of CSC to the omnibus account for the underlying mutual fund investment per the books and records of its transfer agent, at March 29, 2018, in all material respects.

•	Agreement of the Fund’s underlying mutual fund investment at March 29, 2018 as recorded on the books and records of the Fund to the shareholder books and records of CSC.

•

Agreement of a sample of security purchases and security sales of the underlying mutual fund investment for the period from February 15, 2018 through March 29, 2018, from the books and records of the Fund to the books and records of CSC.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 29, 2018 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Schwab Capital Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

PricewaterhouseCoopers LLP

San Francisco, California

July 20, 2018

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:								Date examination completed:

811-7704								March 29, 2018
2. State Identification Number:
AL	53489	AK	60084868	AZ	81076	AR	60036856	CA	505-6972	CO	IC 1993 06 160
CT	1094303	DE		DC	60062003	FL		GA	SC-MF-019938	HI
ID	78443	IL	60005106	IN	93-0319 IC	IA	I-97522	KS	2017S0000291	KY	60370413
LA	170653	ME	10051859	MD	SM20162189	MA		MI	982503	MN	R-36652.1
MS	60075964	MO	R2016-1,762	MT	101138	NE	107928	NV		NH	MF16-0084604
NJ	BEM-7141	NM	57303	NY	S33-93-50	NC	3181	ND	CG515	OH	BE1640797
OK	SE-2228768	OR	2016-1848	PA	1993-05	RI		SC	MF22015	SD	70657
TN	RN2018B-0669	TX	C 116534	UT	007-4102-90	VT	8/23/16-06	VA	116961	WA	60076700
WV	93342	WI	777237-03	WY	18237	PUERTO RICO			52394
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab Target 2040 Index Fund (one of the series in Schwab Capital Trust)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105